

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2017

Robert Benezra
Chief Executive Officer
AngioGenex, Inc
425 Madison Avenue
Suite 902
New York, 10017

      **Re: AngioGenex, Inc.**
           **Form 10-12G**
           **Filed August 22, 2017**
           **File No. 000-26181**

Dear Mr. Benezra:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Michael Strage, Esq.